FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2019

Commission File Number: 001-12440

Enel Américas S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNIFICANT EVENT

Enel Américas S.A.

Securities Registration Record No. 175

Santiago, May 20, 2019

Ger. Gen. No. 52 /2019

Mr. Joaquin Cortez Huerta

Chairman

Financial Market Commission

Av. Libertador General Bernardo O’Higgins No. 1449

Santiago, Chile

  Ref. SUPPLEMENTING SIGNIFICANT EVENT

Dear Sir:

In accordance with Official Bulletins No. 15114 and No. 15148 issued by the Financial Market Commission on May 17, 2019, we are hereby supplementing the Significant Event issued on May 16, 2019, with the following the information:

1.      The amount to be allocated to additional investments and the nature of such investments.

The amount to be allocated to investments is approximately AR$ 4,200 million for the next 5 years. The plan focuses on improving system reliability and safety, high-, medium- and low-voltage facilities, implementing new technologies, such as smart meters (pilot project), improving physical, commercial and technical facilities, implementing new commercial, technical, administrative and financial systems of Empresa Distribuidora Sur S.A. ("Edesur") and expanding the operational heavy vehicle fleet, among others.

2.      Estimated time period to carry out the “Regularization of Obligations Agreement ".

The formal aspects of the agreement will be completed throughout June 2019 and ratified at the Extraordinary Shareholders’ Meeting of the subsidiary Edesur.

The economic and financial impacts of the agreement will be extended for a period of five to seven years, as the case may be.

3.      Assets and liabilities involved in the referenced agreement and their respective amounts as of March 31, 2019.

The liabilities involved in the referred agreement present a balance of AR$ 20,208 million as of March 31, 2019.

4.      Financial effects of the agreement on income and cash flows.

Edesur must, on one hand, pay outstanding debts arising from the 2006 – 2016 transition period; and, on the other, carry out additional investments to those set out in the Integral Rate Revision aimed at contributing to the improvement, reliability and safety of the service, totaling approximately AR$ 9,500 million. At the same time, the Government will offset, in favor of Edesur, mutual debts, debts from energy purchases and social debts generated in 2017 and 2018. The government will forgive sanctions directed at the Public Administration. The amount committed by the Government under this Agreement is approximately AR$ 10,200 million.

Additionally, and as a consequence of cleaning up the balance sheet referred to in the previous paragraph, Edesur will face a tax payment totaling approximately AR$ 2,800 million.

5. Any other information deemed relevant for the adequate understanding and evaluation of the Significant Event.

The agreements to be ratified at the Extraordinary Shareholders’ Meeting of Edesur, according to preliminary estimates, would generate a positive impact on its operating income in 2019 of approximately AR$ 9,976 million.

AURELIO BUSTILHO DE OLIVEIRA

Chief Financial Officer

Enel Américas S.A.

cc.:

Banco Central de Chile (Central Bank of Chile)

Bolsa de Comercio de Santiago (Santiago Stock Exchange)

Bolsa Electrónica de Chile (Chilean Electronic Stock Exchange)

Banco Santander Santiago- Representante de Tenedores de Bonos (Bondholders Representative)

Depósito Central de Valores (Central Securities Depositary)

Comisión Clasificadora de Riesgo (Risk Classification Commission)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Américas S.A.

By: /s/ Maurizio Bezzeccheri
--------------------------------------------------

Title: Chief Executive Officer

Date: May 22, 2019